AXIS Capital Holdings Limited 29 Richmond Road, 3rd Flr Pembroke HM 08 Bermuda
July 28, 2026

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:     Notice of disclosure filed in Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that AXIS Capital Holdings Limited has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, which was filed with the Securities and Exchange Commission on July 28, 2026.

Respectfully submitted,
AXIS Capital Holdings Limited

By: /s/ Christina Gray-Trefry
Christina Gray-Trefry
General Counsel & Corporate Secretary